SCMP GROUP

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02055914

29 October 2002

Exemption No. 33-51010

82-3327

02 NOV 12 AM 10:23

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Results of the Offer

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
NOV 21 2002
P THOMSON FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

dlw 11/14

Enclosure

VL/jc

BEST AVAILABLE COPY

CoSec\Share Offer 092002\announcement distribution list

South China Morning Post Business p.16

29 October 2002

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules, the Takeovers Code and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

RESULTS OF THE OFFER

As at 4:00pm on Friday, 25 October 2002, being the time when the Offer was closed, acceptances in respect of 485,727,452 Shares had been received by the Company from the Accepting Shareholders, representing approximately 28.01% of the issued share capital of the Company as at the Latest Acceptance Time.

In accordance with the terms of the Offer, the Company will repurchase a total of 173,438,400 Shares in aggregate at the offer price of HK$3.60 per Share. The total consideration payable by the Company under the Offer is approximately HK$624.38 million.

As a result of the Offer, the aggregate interest in the issued share capital of the Company of Kerry Media Limited and parties acting in concert with it, will increase from approximately 34.93% to approximately 38.81%. The aggregate shareholding of Kerry Media Limited and parties acting in concert with it remains at 605,838,000 Shares.

It is expected that on or before 1 November 2002, the Registrar will despatch cheques for amounts payable to successful Accepting Shareholders in respect of valid acceptances under the Offer (after deducting the seller's stamp duty at the rate of HK$1.00 for every HK$1,000, or part thereof, due on the repurchase of the relevant Shares) and (as far as practicable) on the same date, return Share certificates for wholly or partly unsuccessful Excess Tenders.

INTRODUCTION

Reference is made to (i) the announcements by the Company dated 3 September 2002, 9 September 2002, 10 September 2002, 16 September 2002, 24 September 2002, 25 September 2002, 11 October 2002 and 25 October 2002 and (ii) the offer document dated 25 September 2002 (the "Offer Document"), in each case in respect of the Offer and the Whitewash Waiver.

This announcement provides additional details to the announcement by the Company dated 25 October 2002 of the preliminary results of the Offer.

Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

VALIDLY ACCEPTED SHARES

As at 4:00pm on Friday, 25 October 2002, being the time when the Offer was closed, acceptances in respect of 485,727,452 Shares had been received by the Company from the Accepting Shareholders, representing approximately 28.01% of the issued share capital of the Company as at the Latest Acceptance Time. As such, 55,510,778 Shares will be repurchased under Assured Entitlements and 117,927,622 Shares under Excess Tenders.

TOTAL CONSIDERATION PAYABLE

In accordance with the terms of the Offer, the Company will repurchase a total of 173,438,400 Shares in aggregate at the offer price of HK$3.60 per Share. The total consideration payable by the Company under the Offer is approximately HK$624.38 million.

BASIS OF SUCCESSFUL ACCEPTING SHAREHOLDERS' PRO RATA ENTITLEMENT

Shares validly tendered for acceptance by Accepting Shareholders under the Offer will be accepted in full to the extent of each such Accepting Shareholder's Assured Entitlement (being 1 Share out of every 10 Shares tendered). As the total number of Shares tendered to the Company under the Offer exceeds the Maximum Number, acceptances of Excess Tenders by Accepting Shareholders will be scaled down in accordance with the formula set out on page 25 of the Offer Document. As such, the Company will repurchase approximately 27.4112% of Excess Tenders received from Accepting Shareholders who tendered Shares in excess of their Assured Entitlement. Out of the total of 430,216,674 Shares in respect of which Excess Tenders have been validly made, a total of 117,927,622 Shares are expected to be accepted, representing approximately 27.4112% (rounded down to the nearest whole Share) of those Shares received by way of Excess Tenders.

In accordance with the terms of the Offer, acceptances of Excess Tenders may be rounded up or down by the Company in its absolute discretion with the intention of avoiding (as far as practicable) Shares being held by Shareholders in odd lots or fractional entitlements. The decision of the Company as to any scaling down of Excess Tenders and as to the treatment of fractions will be conclusive and binding on all Shareholders.

Subject to final verification, the aggregate number of Shares to be repurchased under the Offer is expected to be 173,438,400 Shares.

INCREASED INTEREST OF KERRY MEDIA LIMITED AND PARTIES ACTING IN CONCERT

As a result of the Offer, the aggregate interest in the issued share capital of the Company of Kerry Media Limited and parties acting in concert with it, will increase from approximately 34.93% to approximately 38.81%. The aggregate shareholding of Kerry Media Limited and parties acting in concert with it remains at 605,838,000 Shares.

The shareholding structure of the Company prior to and upon completion of the Offer will be as follows:

Immediately before the Offer



Kerry Media Limited
Concert parties (Note 1)
Independent Shareholders
30.26%
4.67%
65.07%
Company

Total issued share capital: 1,734,383,996 Shares

Immediately after completion of the Offer (Note 2)



Kerry Media Limited
Concert parties (Note 1)
Independent Shareholders
33.61%
5.20%
61.19%
Company

Total issued share capital: 1,560,945,596 Shares

Notes: (1) Parties who are or are presumed to be acting in concert with Kerry Media Limited in relation to the holding of Shares. See paragraphs 4.1, 4.5 and 4.6 of Appendix IV of the Offer Document for details.

(2) The Offer is accepted in full and 173,438,400 Shares are repurchased and cancelled.

DESPATCH OF CHEQUES AND RETURN OF SHARE CERTIFICATES

It is expected that, on or before 1 November 2002, the Registrar will, by post at the risk of the Accepting Shareholders, inform all successful Accepting Shareholders who have, or are deemed to have, validly accepted the Offer, of the number of Shares tendered by them which have been accepted under the Offer and at the same time, the Registrar will despatch cheques for amounts payable to the successful Accepting Shareholders in respect of such Shares accepted under the Offer (after deducting the seller's stamp duty at the rate of HK$1.00 for every HK$1,000, or part thereof, due on the repurchase of the relevant Shares). It is also expected that the Registrar will (as far as practicable), on the same date, return any Share certificate representing Shares which were not accepted under the Offer.

In the case of any Accepting Shareholder, where the number of Shares represented by the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title sent in connection with his Form of Acceptance to the Registrar in acceptance of the Offer exceeded 50,000 and such Accepting Shareholder has, on or before 25 October 2002, made separate arrangements with the Registrar for personal collection at the Registrar's office of the remittance due to him in respect of the Shares accepted under the Offer (after deducting the seller's stamp duty at the rate of HK$1.00 for every HK$1,000, or part thereof, due on the repurchase of the relevant Shares) and/or any Share certificate(s) representing Shares which were not successfully tendered and/or not accepted under the Offer, personal collection should be made at the Registrar's office (being Rooms 1901–1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) at the times and in the manner in accordance with the relevant Shareholder's arrangements made with the Registrar. Any relevant remittance or Share certificates not collected from the Registrar's office by 1:00 pm on Friday, 1 November 2002 will be dispatched to the relevant Accepting Shareholders by ordinary post at their own risk.

ODD LOTS ARRANGEMENTS

As mentioned in the Offer Document, the Company has appointed HSBC Securities (Asia) Limited of Level 16, 1 Queen's Road Central, Hong Kong, as the designated broker to match sales and purchases of odd lot holdings of Shares in the market. HSBC Securities (Asia) Limited will commence proving such matching services on a best efforts basis on Monday, 28 October 2002 and will continue to provide these services up to and including Monday, 9 December 2002 (or such later date as HSBC Securities (Asia) Limited may agree with the Company). Holders of odd lots of Shares who wish to take advantage of this facility either to dispose of their odd lots or to top up their odd lots to whole board lots of 2,000 Shares, should, through their respective brokers, contact Ms. Mimmi Lau of HSBC Securities (Asia) Limited at telephone number (852) 2996 6776 during normal business hours.

INTERIM DIVIDEND

All Shares successfully tendered under the Offer will be cancelled and will not be eligible for the Interim Dividend.

GENERAL

Should any Shareholder require any assistance or have any queries in respect of the despatch of cheques and/or the return of Share certificates as mentioned above, the Shareholder may contact the Registrar at its hotline at (852) 2862 8699 up to and including 4 November 2002 between 9:00 am and 1:00 pm from Monday to Friday and between 9:00 am and 12:30pm on Saturday.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 28 October 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

SCMP Group Limited
SCMP集團有限公司*
(在百慕達註冊成立之有限公司)

滙豐

香港上海滙豐銀行有限公司
代表
SCMP集團有限公司
以收購價每股股份3.60港元
購回最多173,438,400股股份之
有條件自願現金收購建議
及
清洗豁免

收購建議結果

於二零零二年十月二十五日星期五下午四時，即收購建議截止時間，本公司已從接納股東收到涉及485,727,452股股份之接納書，相當於最後接納時間本公司已發行股本約28.01%。

根據收購建議之條款，本公司將按收購價每股股份3.60港元購回合共173,438,400股股份。本公司根據收購建議應付之總代價約為624.38百萬港元。

由於進行收購建議，Kerry Media Limited及與其一致行動人士於本公司已發行股本之合共權益將由約34.93%增加至約38.81%。Kerry Media Limited及與其一致行動人士之股權總額仍為605,838,000股股份。

預期過戶處將於二零零二年十一月一日或之前向收購建議項下成功接納股東寄發有效接納書所涉及之應付款項(經扣除就購回有關股份之每1,000港元或其部份應付1.00港元之賣方印花稅)之支票，並(在實際可行情況下)於同日就全部或部份不獲接納之超額交回股份退回股票。

緒言

茲提述(i)本公司於二零零二年九月三日、二零零二年九月九日、二零零二年九月十日、二零零二年九月十六日、二零零二年九月二十四日、二零零二年九月二十五日、二零零二年十月十一日及二零零二年十月二十五日刊發之公佈以及(ii)日期為二零零二年九月二十五日之收購建議文件(「收購建議文件」)，全部均與收購建議及清洗豁免有關。

本公佈乃就本公司於二零零二年十月二十五日發表有關收購建議初步結果之公佈提供更詳盡資料。

除文義另有所指外，收購建議文件所界定之詞彙與本公佈所用者具有相同涵義。

有效接納之股份

於二零零二年十月二十五日星期五下午四時，即收購建議截止時間，本公司已從接納股東收到涉及485,727,452股股份之接納書，相當於最後接納時間本公司已發行股本約28.01%。因此，本公司將就保證配額購回55,510,778股股份，以及就超額交回股份購回117,927,622股股份。

應付代價總額

根據收購建議之條款，本公司將按收購價每股股份3.60港元購回合共173,438,400股股份。本公司根據收購建議應付之總代價約為624.38百萬港元。

成功接納股東按比例配額之基準

接納股東根據收購建議有效交回作接納之股份將按各有關接納股東之保證配額全數予以接納(按交回每10股股份中之1股股份)。由於根據收購建議交回本公司之股份總數超過股數上限，由接納股東超額交回股份之接納將根據收購建議文件第25頁所載之公式按比例調低。因此，本公司將購回接納股東交回超出其保證配額之超額交回股份約27.4112%。就超額交回股份而有效交回之共430,216,674股股份，其中合共117,927,622股股份預期將獲接納，佔透過超額交回股份方式接獲之該等股份約27.4112%(下調至最近股份整數)。

根據收購建議之條款，本公司有絕對酌情權將所接納之超額交回股份向上或向下調整為最接近之整數，以(在實際可行情況下)避免股東持有零碎股份或配額。本公司就超額交回股份而作出之任何向下調整及對零碎股份之處理方法將為最終決定及對全體股東具約束力。

視乎最終核實而定，根據收購建議將予購回之股份總數預期為173,438,400股股份。

KERRY MEDIA LIMITED及與其一致行動人士之股權增加

由於進行收購建議，Kerry Media Limited及與其一致行動人士於本公司已發行股本之合共權益將由約34.93%增加至約38.81%。Kerry Media Limited及與其一致行動人士之股權總額仍為605,838,000股股份。

收購建議完成前及後本公司之股權結構如下：

緊接收購建議前


Kerry Media Limited
一致行動人士(附註1)
獨立股東
30.26%
4.67%
65.07%
本公司

已發行股本總數：1,734,383,996股股份

緊接收購建議完成後(附註2)


Kerry Media Limited
一致行動人士(附註1)
獨立股東
33.61%
5.20%
61.19%
本公司

已發行股本總數：1,560,945,596股股份

附註：(1) 就持有股份而言，指確實為或被視作與Kerry Media Limited一致行動之人士。詳見收購建議文件附錄四第4.1、4.5及4.6段。

(2) 收購建議獲全面接納，173,438,400股股份獲購回及註銷。

寄發支票及退回股票

預期過戶處將於二零零二年十一月一日或之前以郵遞方式(郵誤風險概由接納股東承擔)通知所有成功接納股東(彼等已有效接納或被視為有效接納收購建議)彼等根據收購建議所交回而獲接納之股份數目，而過戶處亦將於同一時間向成功接納股東寄發彼等根據收購建議獲接納之股份而應收之款項之支票(經扣除就購回有關股份之每1,000港元或其部份應付1.00港元之賣方印花稅)。預期過戶處亦將(在實際可行情況下)於同日就任何不獲收購建議接納之股份退回股票。

就任何接納股東而言，倘就其接納收購建議而送交過戶處之接納表格所一併遞交之股票及／或過戶收據及／或任何其他所有權文件所代表之股份數目超過50,000股，而該接納股東已於二零零二年十月二十五日或之前與過戶處作出個別安排，於過戶處親身領取彼根據收購建議獲接納之股份而應收之款項(經扣除就購回有關股份之每1,000港元或其部份應付1.00港元之賣方印花稅)及／或任何未有根據收購建議成功交回及／或不獲接納之股份之股票。欲親身領取之股東應根據其與過戶處作出之安排所訂明之時間及方式於過戶處(地址為香港灣仔皇后大道東183號合和中心19樓1901-1905室)領取。於二零零二年十一月一日星期五下午一時前未向過戶處領取之任何有關款項或股票將以郵遞方式寄發予有關接納股東，郵誤風險概由彼等承擔。

零碎買賣單位之安排

誠如收購建議文件所述，本公司已委任滙豐證券(亞洲)有限公司(地址為香港皇后大道中1號16樓)為指定證券經紀，在市場內進行零碎股份之配對買賣。滙豐證券(亞洲)有限公司將於二零零二年十月二十八日星期一至二零零二年十二月九日星期一(或滙豐證券(亞洲)有限公司與本公司可能協定之較後日期)(包括該日)期間致力提供上述配對買賣服務。持有零碎股份之持有者如欲利用此項安排出售彼等所持之碎股或彙集彼等之碎股至完整買賣單位2,000股股份，應透過彼等各自之經紀，在一般辦公時間內致電(852)2996 6776聯絡滙豐證券(亞洲)有限公司之劉少薇小姐。

中期股息

根據收購建議成功交回之所有股份將予註銷及無資格獲派中期股息。

一般事項

倘任何股東對上文所述之寄發支票及／或退回股票有任何疑問，可由即日起至二零零二年十一月四日(包括該日)，於星期一至星期五上午九時正至下午一時正，以及星期六上午九時正至下午十二時三十分，致電過戶處熱線(852)2862 8699查詢。

承董事會命
公司秘書
梁慧賢

香港，二零零二年十月二十八日

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